                    PRESS RELEASE
Molecular Partners Reports H1 2026 Financial Results and Corporate Highlights: DLL3 Radiotherapy MP0712 Successfully Advancing to Higher Dose Level in Phase 1/2a Study

•DLL3-targeting Radio-DARPin MP0712 progressing in Phase 1/2a trial, now recruiting at dose level 2; initial data expected in 2026, efficacy data expected in 2027

•CD70 selected as new radio target for the treatment of kidney cancer and other indications, with clinical program start anticipated in 2027

•Cash position of CHF 67.9 million (USD ~84 million) as of June 30, 2026, expected to fund operations into late 2027

Zurich-Schlieren, Switzerland and Concord, Mass., August 25, 2026 – Ad hoc announcement pursuant to Art. 53 LR Molecular Partners AG (SIX, NASDAQ: MOLN), a clinical-stage biotech company developing a novel class of medicines known as DARPin therapeutics (“Molecular Partners” or the “Company”), today reported corporate highlights and financial results for the first half of 2026.

"The first half of 2026 was marked by strong execution across our pipeline. With MP0712, a DLL3-targeting Radio-DARPin, we have treated the first patients in our SCLC trial, and dose escalation in the Phase 1/2a study is progressing as planned. To further strengthen our Radio pipeline, we selected CD70 as our next target, which will be evaluated using an isotope-agnostic approach. Backed by a strong balance sheet that funds operations into late 2027, we remain focused on delivering key value-driving milestones, including initial clinical data from MP0712 later this year and continued advancement of our pipeline,” said Patrick Amstutz, Ph.D., CEO of Molecular Partners.

In addition, the Company today announced that its lead Radio-DARPin candidate MP0712 has progressed to the next therapeutic dose level (cohort 2) in the Phase 1/2a study.

“Opening of cohort 2 in the Phase 1 study marks an important milestone for the MP0712 program. With any investigational drug, safety is paramount. We are happy to see that our assumptions with regard to blood and general safety remain well intact. We now move to the higher therapeutic dose level with confidence and look forward to the continued good collaboration with the investigators and sites,” said Philippe Legenne, M.D., CMO of Molecular Partners.

Research & Development Highlights

MP0712 (DLL3-targeting Radio-DARPin Therapy, RDT)

MP0712, targeting the tumor-associated antigen delta-like ligand 3 (DLL3) and carrying the therapeutic alpha-emitting payload 212Pb, is being co-developed with strategic partner Orano Med, pioneer in the development of 212Pb-based targeted alpha therapies, for the treatment of small cell lung cancer (SCLC) and other neuroendocrine cancers.

The U.S. multicenter Phase 1/2a study of MP0712 (NCT07278479) is well underway with the first dose level (cohort 1) fully recruited. Repeat dosing is ongoing, with patients receiving as many as four doses of MP0712 to date. All patients in cohort 1 (75 MBq per dose) passed the safety observation period, with no dose-limiting events observed. All adverse events reported to date were mild to moderate (grade 1–2) and transient, resolving in time for the next regular dosing cycle. After review of the safety data of cohort 1, the Dose Escalation Review Committee recommended that the Company proceed to dosing patients at the next therapeutic dose level (cohort 2, 105 MBq per dose). Cohort 2 is now open and recruiting patients. Five study sites are active, with a total of nine sites expected to be open in 2026. In total, four dose levels are planned in the Phase 1. The Company expects to report initial clinical data in 2026, followed by a more comprehensive safety and efficacy dataset in 2027.

Next RDT Programs

Molecular Partners pursues an isotope-agnostic strategy for its pipeline of targeted alpha therapeutics. The versatility of DARPins allows interchangeability of alpha isotopes, including 212Pb and 225Ac and corresponding chelators, enabling candidates to be tailored to a specific target and disease biology.

The Company communicated in July 2026 that it intends to advance MSLN-targeting MP0726, its second RDT program, to first-in-human imaging in H2 2026. In addition, the Nuclear Medicine Research Institute (NuMeRI) has initiated an early-access clinical program utilizing a DLL3-targeting Radio-DARPin labeled with 177Lu/225Ac (referred to as MP0714) to image and treat patients in South Africa. Molecular Partners remains fully focused on the execution of the US Phase 1/2a study of MP0712 with 212Pb.

As part of its growing portfolio Molecular Partners has selected CD70, a clinically validated tumor-associated antigen as the third target for its RDT pipeline. CD70 is overexpressed in clear cell renal cell carcinoma (ccRCC, a type of kidney cancer) and other cancer indications, with limited expression in healthy tissues, making it an attractive candidate for targeted radiopharmaceutical therapy. Targeted alpha therapy has the potential to overcome resistance mechanisms reported for chemotherapy and other therapeutic modalities in ccRCC. The Company intends to present supporting pre-clinical data at a scientific congress in H2 2026. IND-enabling work will begin in H2 2026, and the program is slated to enter the clinic in 2027.

Immune Cell Engagers

As highlighted in July 2026, MP0317, a FAP-localized CD40 agonist, is progressing in an investigator-initiated randomized Phase 2 proof-of-concept study in patients with advanced cholangiocarcinoma (NCT07036380). Nine study sites are active in France and patient treatment ongoing. The study aims to assess whether adding MP0317 to standard of care – durvalumab (anti-PDL1) plus gemcitabine-cisplatin chemotherapy – improves the 12-month progression-free survival rate of these patients.

The dose escalation of the Phase 1/2a trial of MP0533, a novel tetra-specific T cell engager designed for selective mutation-agnostic killing of AML cells, is fully recruited, with last patients currently on treatment (NCT05673057). The results of the study support exploring MP0533 in combination with other AML therapies, and several consortia have approached the Company with interest in conducting such studies.

MP0632 is a logic-gated T cell engager designed for conditional, tumor-localized immune activation in the presence of mesothelin (MSLN) and EpCAM, two tumor-associated antigens highly co-expressed in ovarian, endometrial, pancreatic and other solid tumors. The Company will present additional pre-clinical data on MP0632 at the Annual Meeting of the Society for Immunotherapy of Cancer (SITC) in November 2026.

Corporate Governance Highlights

Clare Fisher, SVP for Global Business Development and M&A at BeOne Medicines, was elected by shareholders to the Molecular Partners Board of Directors at the Annual General Meeting (AGM) in April 2026. Clare brings extensive business and corporate development experience in the pharmaceutical and biotech industries.

All other motions proposed by the Board of Directors at the AGM were also approved by the shareholders of the Company.

H1 2026 Operational and Financial Highlights

•Financial position of CHF 67.9 million in cash and cash equivalents as per June 30, 2026
•Net cash used in operating activities CHF 25.0 million in H1 2026
•Operating loss of CHF 27.0 million and net loss of CHF 26.7 million in H1 2026
•Company expected to be funded into late 2027, excluding potential payments from R&D partnerships

The H1 2026 Financial Statements are available on the Company's website.

Key figures as of June 30, 2026 (unaudited)	H1 2026	H1 2025	Change
(CHF million, except per share, FTE data)
Total revenues and other income	—	—	—
R&D expenses	(19.0)	(22.6)	3.6
SG&A expenses	(8.0)	(8.2)	0.2
Restructuring expenses	—	(2.7)	2.7
Total operating expenses (incl depr. & amort.)	(27.0)	(33.5)	6.5
Net result	(26.7)	(37.2)	10.5
Basic net result per share (in CHF)	(0.7)	(1.0)	0.3
Net cash from (used in) operating activities	(25.0)	(30.2)	5.2
Cash & cash equivalents (incl. short-term time deposits)	67.9	114.5	(46.6)
Total shareholders’ equity	58.5	106.7	(48.1)
Number of total FTE	116.7	153.0	(36.3)

Financial and Business Outlook
For the full year 2026, at constant exchange rates, the Company maintains its previously reported forecast with total operating expenses of CHF 45-55 million expected, including approximately CHF 6 million of non-cash effective costs for share-based payments, IFRS pension accounting and depreciation.

The Company's cash and cash equivalents and short-term time deposits were CHF 67.9 million (USD ~84 million) as of June 30, 2026 and based on current operating assumptions, is expected to be sufficient to fund its operating expenses and capital expenditure requirements into late 2027.

Financial Calendar

October 29, 2026	Interim Management Statement Q3 2026 (unaudited)

The latest timing of the above events can be viewed on the investor section of the website.

About Molecular Partners AG
Molecular Partners AG (SIX, NASDAQ: MOLN) is a clinical-stage biotech company pioneering a novel class of medicines known as DARPin therapeutics, for medical challenges other treatment modalities cannot readily address. Molecular Partners leverages the key properties of DARPins to design and develop differentiated therapeutics for cancer patients, including radiopharmaceuticals for targeted alpha therapy and logic-gated, next-generation immune cell engagers. The Company has proprietary programs in various stages of pre-clinical and clinical development, as well as programs developed through partnerships with leading pharmaceutical companies and academic centers. Molecular Partners, founded in 2004, has offices in both Zurich, Switzerland and Concord, MA, USA. For more information, visit www.molecularpartners.com and find us on LinkedIn.

For further details, please contact:
Seth Lewis, EVP Corporate Finance
Concord, Massachusetts, U.S.
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Laura Jeanbart, PhD, Head of Portfolio Management & Corporate Communications
Zurich-Schlieren, Switzerland
laura.jeanbart@molecularpartners.com
Tel: +41 44 575 19 35

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements. Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including without limitation: implied and express statements regarding the clinical development of Molecular Partners’ current or future product candidates; expectations regarding timing for reporting data from ongoing clinical trials or the initiation of future clinical trials; the potential therapeutic and clinical benefits of Molecular Partners’ product candidates and its RDT and Switch-DARPin platforms; the selection and development of future programs; Molecular Partners’ collaboration with Orano Med including the benefits and results that may be achieved through the collaboration; and Molecular Partners’ expected business and financial outlook, including anticipated expenses and cash utilization for 2026 and its expectation of its current cash runway. These statements may be identified by words such as “aim”, “anticipate”, “expect”, “guidance”, “intend”, “outlook”, “plan”, “potential”, “will” and similar expressions, and are based on Molecular Partners’ current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from Molecular Partners’ expectations include, but are not limited to, those set forth under the heading “Risk Factors” in Molecular Partners’ Annual Report on Form 20-F for the year ended December

31, 2025 and other filings Molecular Partners makes with the SEC from time to time. These documents are available on the Investors page of Molecular Partners’ website at www.molecularpartners.com. In addition, this press release contains information relating to interim data as of the relevant data cutoff date, results of which may differ from topline results that may be obtained in the future.

Any forward-looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.